Financial Certification

I, _JOe Mindak_, certify that:

1) The financial statements of Sweets Creative Group LLC included in this Form are true and complete in all material respects; and

2) The tax return information of Sweets Creative Group LLC included in this Form reflects accurately the information reported on the tax return for Sweets Creative Group LLC filed for the fiscal year ended 12/31/2016.

Signature
CEO